1290 Avenue of the Americas

New York, NY 10104

Shane E. Daly

Counsel

212-314-3912(Tel.)

212-314-3959(Fax)

August 8, 2012

VIA EDGAR

Ms. Alison White

United States Securities and Exchange Commission

Office of Insurance Products

Division of Investment Management

Mail Stop 8629

Washington, DC 20549-8629

RE:	AXA Equitable Life Insurance Company
Correspondence filing related to Post-Effective Amendments to Registration Statements on Form N-4 listed in Appendix A

Dear Ms. White:

The purpose of this letter is to provide a response to the staff’s comments provided via telephone on July 31, 2012 to the above-referenced filings. As previously discussed, we intend to file a post-effective amendment to incorporate these changes and to include the consent of our independent registered public accounting firm. We first set forth each specific staff comment and then provide our response.

1.	Please disclose in your response to 1.d in the filing regarding the fact that a contract owner that is not in the money will receive the minimum offer amount described in the supplement.

Response

If the contract owner’s account value equals or exceeds his or her benefit base, he or she will very likely (though not necessarily) receive the minimum offer amount. Please note that if the calculated offer is greater than the minimum offer amount, he or she would receive the greater offer amount. We have revised the supplement accordingly. See page 2 of the supplement.

2.	See Comment 1.f – The response that the broker-dealer will not receive compensation is contrary to what it says in the prospectus supplement regarding contribution based comp. See supplement page 7. Please clarify the disclosure so that it is accurate.

Response

AXA Equitable, or its distributor, pays contribution-based compensation to the selling broker-dealer. Although neither AXA Equitable nor its distributor offers compensation tied to the acceptance or rejection of this offer, amounts added to a contract owner’s account value by virtue of accepting this offer may increase the total dollar amount of ongoing annual compensation paid to financial professionals. We believe this information is accurately disclosed in the supplement. No additional revision has been made.

3.	Please revise the death benefit section of the prospectus to make it clear that a contract owner may not get the standard death benefit if he or she accepted the offer.

Response

We will make this requested revision to the prospectus.

***************************************************************************

Please contact either Chris Palmer, Esq., of Goodwin Procter at (202) 346-4253 or me if you have any questions on our responses to the staff’s comments. We appreciate your assistance with this filing.

Yours truly,

/s/ Shane E. Daly
Shane E. Daly

Cc: Christopher E. Palmer, Esq.

Appendix A

Registration Statement File Numbers	Post Effective Amendment Number
(Separate Account No. 45)

33-83750	39
(811-08754)

333-64751)	28
(811-08754)

333-61380	17
(811-08754)

333-73121	23
(811-08754)
(Separate Account No. 49)

333-05593	60
(811-07659)

333-64749)	56
(811-07659)

333-60730	36
(811-07659)

333-31131	48
(811-07659)

Guaranteed Minimum Death Benefit and Earnings Enhancement Benefit Offer

This supplement describes an offer we are making to you in connection with your Accumulator® variable annuity contract death benefits. It contains important information that you should know before accepting this offer or taking any other action under your contract. You are not required to accept this offer or take any action under your contract. If you do not accept this offer, your contract and the death benefit options you previously elected will continue unchanged. You should carefully read this supplement in conjunction with your Prospectus before making your decision regarding this offer. For a current offer amount, you can login to Online Account Access (“OAA”) by visiting www.axa-equitable.com. Additional information about this offer is available at www.axa-equitable.com/GMDBoffer. If you have any questions about this offer, contact your financial professional or call us directly at 1-866-638-0550.

Why am I receiving this offer?

You are receiving this offer because, at the time you purchased your contract, you elected a guaranteed minimum death benefit (“GMDB”). In addition, at the time you purchased your contract, you also may have elected the earnings enhancement benefit (“EEB”), also referred to as “Protection PlusSM”.

What is this offer? How does this offer work?

For a limited time, we are offering to increase your contract’s account value in return for terminating both your GMDB (and EEB, if applicable) and your standard death benefit. Upon termination of your GMDB (and EEB, if applicable) you would no longer pay the annual charges for the GMDB and EEB. In addition, the standard death benefit, which is equal to your total contributions to the contract adjusted for any withdrawals you make (including any applicable withdrawal charges), and any taxes that apply, would be terminated and the amount payable to your beneficiaries would be equal to your contract’s account value, which could be less than your net contributions. For additional information about the GMDB, EEB, and standard death benefit see the Appendix to this supplement.

While the charges for the GMDB and EEB would cease, you should be aware that the annual percentage rate we charge for separate account expenses would remain the same if you accept this offer. This means that you would continue to pay the same annual percentage rate for separate account expenses as contract owners that have the standard death benefit, even though you would no longer have the standard death benefit.

An offer letter is included with this supplement. You have a limited time period to accept this offer. The offer letter indicates the deadline by which you can accept this offer. You can only accept this offer in its entirety. If we do not receive your acceptance before the offer expires, we will consider you to have rejected this offer.

Why is AXA Equitable making this offer?

We are making this offer because high market volatility, declines in the equity markets, and the low interest rate environment make continuing to provide these guaranteed benefits costly to us. We believe this offer can be mutually beneficial to both us and contract owners who no longer need or want the GMDB, EEB or the standard death benefit. If you accept this offer, we would gain a financial benefit because we would no longer incur the cost of maintaining expensive reserves for these guaranteed benefits. You would benefit because you would receive an increase in your contract’s account value and your GMDB and EEB charges would cease.

How does AXA Equitable determine the offer amount? How much would be added to my contract’s account value?

We determine the offer amount using standard actuarial calculations for determining contract reserves. In general, the contract reserve for these types of benefits is the difference between the present value of expected benefit claims less the present value of expected benefit charges. For each benefit, we calculate the actuarial value of your GMDB and EEB separately. The amount of the offer is approximately 70% of this actuarial valuation. Each of the benefit calculations is subject to a minimum offer. We calculate the total offer amount as the sum of the two benefit calculations, after applying the minimum to each. The larger your contract account value is relative to your benefit base, the smaller your offer amount will be; if your contract account value equals or exceeds your benefit base, you will very likely (though not necessarily) receive the minimum offer amount described below.

The minimum offer amount for the GMDB is equal to the annual percentage rate of the GMDB charge multiplied by the GMDB benefit base as of the close of the business day immediately prior to the business day we process your acceptance of this offer, multiplied by two. The minimum offer amount for the EEB (if you have the EEB) is equal to the annual percentage rate of the EEB charge multiplied by the contract account value as of the close of the business day immediately prior to the business day we process your acceptance of this offer, multiplied by two. If the calculated actuarial value is less than the minimum offer amount, you will receive the minimum offer amount. The actuarial value takes into account:

•	The owner/annuitant’s life expectancy (based on gender and age);

•	The current and projected contract account value; and

•	The current and projected GMDB/EEB benefit.

The offer letter included with this supplement indicates the amount of our offer to you as of the date specified in the letter. The offer amount will change each business day because the factors that we use to determine our reserve for these types of benefits change. For example, in determining your current and projected GMDB/EEB benefit, we consider a number of factors including your contract’s current account value, your current allocation of contract assets among the investment options, and interest rates. As these factors change, the amount of our offer changes. Therefore, the exact amount you receive may be more or less than the offer amount quoted to you in our offer letter and will depend on current market conditions and any changes in our estimate of your current and projected contract account value and GMDB/EEB benefit when we determine the amount to be added to your contract’s account value. In general, as your contract account value increases, the amount of the offer decreases. Similarly, as your contract account value decreases, the amount of the offer increases. For a current offer amount, you can login to OAA at www.axa-equitable.com or call us at 1-866-638-0550.

Example 1:

Assume the contract owner is a 73-year old male. Further assume the GMDB benefit base is $101,200 and the contract account value is $60,500. The amount of the initial offer as stated in the contract owner’s offer letter is $17,552. Assume the contract owner accepts the offer 30 days later at which time the contract account value has decreased to $54,000. Further assume there are no changes to any other factors that affect the calculation of the offer amount. The amount of the offer would increase to $18,388.

Example 2:

Assume the contract owner is a 73-year old male. Further assume the GMDB benefit base is $101,200 and the contract account value is $60,500. The amount of the initial offer as stated in the contract owner’s offer letter is $17,552. Assume the contract owner accepts the offer 30 days later at which time the contract account value has increased to $66,000. Further assume there are no changes to any other factors that affect the calculation of the offer amount. The amount of the offer would decrease to $16,846.

Additional offer amount examples:

The following examples assume the contract owner is a 73-year old male.

Contract account value	GMDB benefit base	Offer amount
$ 100,000	$150,000	$24,903
$ 100,000	$160,000	$26,822
$ 100,000	$170,000	$29,913
$ 100,000	$180,000	$32,358
$ 100,000	$190,000	$34,966
$ 100,000	$200,000	$37,502
$ 100,000	$210,000	$39,657
$ 100,000	$220,000	$42,535
$ 100,000	$230,000	$44,754
$ 100,000	$240,000	$46,352
$ 100,000	$250,000	$49,038
$ 100,000	$260,000	$51,207
$ 100,000	$270,000	$52,834
$ 100,000	$280,000	$54,665
$ 100,000	$290,000	$56,519
$ 100,000	$300,000	$58,012

These examples are hypothetical and are the result of a significant number of actuarial calculations using multiple market scenarios and many years of projections. The results are for illustrative purposes and are not intended to represent your particular situation. Your offer amount may be higher or lower than the amounts shown.

If you accept this offer, the amount we add to your contract’s account value will be determined and added on the business day we receive your properly completed acceptance form. The amount will be allocated according to your current investment allocation instructions on file with us. If there are any policy transactions on the day we receive your acceptance form, the amount we add to your contract’s account value will be determined and added on the next business day. Note: For most contract owners, the offer amount will be less than the difference between the projected GMDB benefit base and the contract’s account value.

How can I evaluate this offer?

You must decide between keeping your GMDB or terminating your GMDB and accepting an increase in your contract’s account value. Your GMDB is equal to the greater of your Roll-up benefit base or your Annual Ratchet to Age 85 benefit base and is generally equal to the greater of:

a)	your contributions to this contract accumulated at the roll-up rate specified in your contract (to age 85), adjusted for withdrawals (including any applicable withdrawal charges) ; and

b)

if you have not taken a withdrawal, the Annual Ratchet to age 85 benefit base which is equal to the greater of: (i) your contributions to this contract; or (ii) your highest account value on any contract date anniversary following the owner’s (or older joint owner’s, if applicable) 85th birthday (plus any contributions made since the most recent Annual Ratchet). If you have taken a withdrawal, the Annual Ratchet to age 85 benefit base is reduced from the amount described above and is equal to the greater of either: (i) your GMDB benefit base immediately following the most recent withdrawal (plus any additional contributions made after the date of such withdrawal); or (ii) your highest account value on any contract date anniversary after the most recent withdrawal, up to the contract date anniversary following the owner’s (or older joint owner’s, if applicable) 85th birthday (plus any contributions made since the most recent Annual Ratchet after the date of such withdrawal).

AXA Equitable guarantees that the GMDB will not be less than the GMDB benefit base. If your contract’s account value is less than the GMDB benefit base at the time a death claim is paid, the GMDB payable will be equal to the GMDB benefit base. For additional information about the GMDB, see the Appendix.

If you accept this offer, the standard death benefit will also terminate. The standard death benefit is equal to your total contributions to the contract adjusted for any withdrawals you make (including any applicable withdrawal charges) and any taxes that apply. For additional information about the standard death benefit, see the Appendix.

If you accept this offer your EEB will also terminate. The EEB provides an additional death benefit which is generally equal to a specified percentage of: the greater of: (i) your contract account value, or (ii) any applicable death benefit; and decreased by your total net contributions. For certain contracts issued from April 2002 – September 2003, in calculating the death benefit, contributions are decreased for withdrawals on a pro rata basis. Depending on the terms of your contract, the specified percentage is either 40% or 25%. For additional information about the EEB, see the Appendix.

If you do not accept our offer, no amount would be added to your contract’s account value and the GMDB (and EEB, if applicable) and standard death benefit would continue to apply. If you accept the offer, your GMDB (and EEB, if applicable) and your standard death benefit would terminate, and your contract’s account value would be increased. In the future, the amount payable to your beneficiaries would be equal to your contract’s account value, which could be less than your net contributions.

When you purchased your contract you made a determination that the GMDB (and EEB, if applicable) was important to you under your personal circumstances at that time. When considering this offer, you should consider whether you no longer need or want the GMDB (and EEB, if applicable) and the standard death benefit, given your personal circumstances today. You should also consider your specific contract account values (with and without the offer), your GMDB benefit base and the following factors:

•	Whether the increased contract account value available through the offer is more important to you than the current value of the GMDB provided by the current GMDB benefit base;

•

Whether you believe that your contract account value, with the addition provided by the offer, may increase (through market gains) relative to how the GMDB benefit base may increase such that the GMDB may become less valuable to you over time;

•

Whether you believe that your contract account value, with the addition provided by the offer, may decline (through market losses), stay the same, or increase slowly relative to how the GMDB benefit base would have increased such that the value of having the GMDB may become more valuable to your beneficiaries over time; and

•	Whether your need for income (or withdrawals) from this contract is more important to you than your need to leave a death benefit to your beneficiaries.

You should assess your own situation to decide whether to accept the offer. In considering the factors above, and any other factors you believe relevant, you may wish to consult with your beneficiaries, and your financial professional or other advisor. We cannot provide investment advice to you, including how to weigh any relevant factors for your particular situation. We cannot provide any advice regarding future contract account value, including whether investment options under your contract will experience market gains or losses.

How do I accept this offer?

An election form on which you can indicate your acceptance of this offer is included with this supplement. Please complete, sign and date the acceptance form and return it to us at the following address:

AXA Equitable Life Insurance Company

Retirement Services Solution

500 Plaza Drive, 6th Floor

Secaucus, NJ 07094

Or you may fax the acceptance form to us at 1-816-701-4960.

Would accepting this offer impact my automatic payment plans?

If you are enrolled in the dollar-for-dollar withdrawal service, your enrollment would terminate if you accept this offer. Systematic withdrawals and payments under the automatic required minimum distribution service would not be affected if you accept this offer. If you wish to enroll in automated withdrawal services, call us at 1-800-789-7771.

More information about this offer

If you accept this offer, you will receive an endorsement to your contract that terminates your GMDB, and EEB, if applicable, and replaces your standard death benefit with the return of account value death benefit.

You will not incur any fees or charges as a result of accepting this offer. All expenses we incur in connection with this offer, including legal, accounting and other fees and expenses, will be paid by us and have no effect on your contract regardless of whether or not you accept this offer.

You will not be subject to any current tax consequences if you accept this offer. The amount added to your contract will be treated like earnings for income tax purposes. The tax rules for withdrawals from and surrenders of the contract continue to apply. For additional information, see “Tax information” in your Prospectus.

The amount we add to your contract’s account value is not subject to any credit enhancements that may apply to your contract. Therefore, you will not receive any credit enhancements in connection with this offer.

A withdrawal charge will not apply to the amount we add to your contract’s account value. However, withdrawal charges may apply to your contributions depending on how long each contribution has been invested in your contract. A withdrawal charge may apply if: (i) you make one or more withdrawals during the contract year that, in total, exceed the free withdrawal amount (10% or 15% depending on the terms of your contract); or (ii) you surrender your contract to receive its cash value or apply your cash value to a non-life contingent payout option. For additional information, see “Withdrawal charge” in “Charges and expenses” in your Prospectus.

Your financial professional may receive payments that may provide an incentive in recommending whether or not you should accept this offer. For example, AXA Equitable, or its distributor, pays contribution-based compensation to the selling broker-dealer. The selling-broker dealer then determines the compensation paid to your financial professional, if any is payable under your particular contract. If your account value increases, the total dollar amount of ongoing annual compensation to your financial professional may increase. You should contact your financial professional for information about the compensation he or she receives. For additional information about compensation paid to your financial professional, see “Distribution of the contracts” in “More information” in your Prospectus.

Appendix

Guaranteed minimum death benefit base

The Guaranteed minimum death benefit base (hereinafter, in this section called your “benefit base”) is used to calculate the Guaranteed minimum death benefit, as described in this section. The benefit base for any enhanced death benefit will be calculated as described below. Your benefit base is not an account value or a cash value. See also “Guaranteed minimum death benefit” below.

Standard death benefit. Your benefit base is equal to:

•

your initial contribution and any additional contributions to the contract; less a deduction that reflects any withdrawals you make (including any applicable withdrawal charges). The amount of this deduction is described under “Accessing your money” in your Prospectus. The amount of any withdrawal charge is described under “Withdrawal charge” in “Charges and expenses” in your Prospectus. Please note that withdrawal charges do not apply to Accumulator® SelectSM contracts.

6  1/2% (6%, or 5%, if applicable) Roll-Up to age 85 (used for the Greater of 6 1/2% Roll-Up to age 85 or Annual Ratchet to age 85 enhanced death benefit, the Greater of 6% Roll-Up to age 85 or Annual Ratchet to age 85 enhanced death benefit, AND for the Greater of 5% Roll-Up to age 85 or Annual Ratchet to age 85 enhanced death benefit). Your benefit base is equal to:

•	your initial contribution and any additional contributions to the contract; plus

•	daily roll-up; less

•

a deduction that reflects any withdrawals you make (including any applicable withdrawal charges). The amount of this deduction is described under “Accessing your money” and the section entitled “Charges and expenses” in your Prospectus. The amount of any withdrawal charge is described under “Withdrawal charge” in “Charges and expenses” in your Prospectus. Please note that withdrawal charges do not apply to Accumulator® SelectSM contracts.

The effective annual roll-up rate credited to this benefit base is:

•

6 1/2% (6%, or 5%, if applicable) with respect to the variable investment options (including amounts allocated to the account for special money market dollar cost averaging under Accumulator® PlusSM and Accumulator® SelectSM contracts but excluding all other amounts allocated to the EQ/Money Market variable investment option), and the account for special dollar cost averaging (under Accumulator® and Accumulator® EliteSM

i

contracts only). Certain versions of the contracts also exclude amounts allocated to the EQ/Intermediate Government Bond variable investment option; the effective annual rate may be 4% in some states. Please see “State contract availability and/or variations of certain features and benefits” in your Prospectus to see what applies in your state; and

•

3% with respect to the EQ/Money Market variable investment option (certain versions of the contracts also include the EQ/Intermediate Government Bond variable investment option), the fixed maturity options, the guaranteed interest option and the loan reserve account under Rollover TSA (if applicable).

The benefit base stops rolling up on the contract date anniversary following the owner’s (or older joint owner’s, if applicable) 85th birthday.

Please see “Our administrative procedures for calculating your Roll-Up benefit base following a transfer” in your Prospectus for more information about how we calculate your Roll-Up benefit base when you transfer account values between investment options with a higher Roll-Up rate (4-6.5%) and investment options with a lower Roll-Up rate (3%).

Annual Ratchet to age 85 (used for the Annual Ratchet to age 85 enhanced death benefit, the Greater of 6 1/2% Roll-Up to age 85 or Annual Ratchet to age 85 enhanced death benefit, the Greater of 6% Roll-Up to age 85 or Annual Ratchet to age 85 enhanced death benefit, the Greater of 5% Roll-Up to age 85 or Annual Ratchet to age 85 enhanced death benefit, AND for the Greater of 3% Roll-Up to age 85 or Annual Ratchet to age 85 enhanced death benefit ). If you have not taken a withdrawal from your contract, your benefit base is equal to the greater of either:

•	your initial contribution to the contract (plus any additional contributions),

-or-

•

your highest account value on any contract date anniversary up to the contract date anniversary following the owner’s (or older joint owner’s, if applicable) 85th birthday (plus any contributions made since the most recent Annual Ratchet).

If you have taken a withdrawal from your contract, your benefit base will be reduced from the amount described above. See “Accessing your money” in your Prospectus. The amount of any withdrawal charge is described under “Withdrawal charge” in “Charges and expenses” in your Prospectus. Please note that withdrawal charges do not apply to Accumulator® SelectSM contracts. At any time after a withdrawal, your benefit base is equal to the greater of either:

•	your benefit base immediately following the most recent withdrawal (plus any additional contributions made after the date of such withdrawal),

-or-

•

your highest account value on any contract date anniversary after the date of the most recent withdrawal, up to the contract date anniversary following the owner’s (or older joint owner’s, if applicable) 85th birthday (plus any contributions made since the most recent Annual Ratchet after the date of such withdrawal).

Greater of 6 1/2% (6%, or 5%, if applicable) Roll-Up to age 85 or Annual Ratchet to age 85 enhanced death benefit. Your benefit base is equal to the greater of the benefit base computed for the 6 1/2% (6%, or 5%, if applicable) Roll-Up to age 85 or the benefit base computed for the Annual Ratchet to age 85, as described immediately above, on each contract date anniversary.

3% Roll-Up to age 85 (used for the Greater of 3% Roll-Up to age 85 or the Annual Ratchet to age 85 enhanced death benefit). Your benefit base is equal to:

•	your initial contribution and any additional contributions to the contract; plus

•	daily roll-up; less

•

a deduction that reflects any withdrawals you make (including any applicable withdrawal charges). The amount of this deduction is described under “Accessing your money” and the section entitled “Charges and expenses” in your Prospectus. The amount of any withdrawal charge is described under “Withdrawal charge” in “Charges and expenses” in your Prospectus. Please note that withdrawal charges do not apply to Accumulator® SelectSM contracts.

The effective annual roll-up rate credited to the benefit base is 3%.

The benefit base stops rolling up on the contract date anniversary following the owner’s (or older joint owner’s, if applicable) 85th birthday.

Greater of 3% Roll-Up to age 85 or the Annual Ratchet to age 85 enhanced death benefit. Your benefit base is equal to the greater of the benefit base computed for the 3% Roll-Up to age 85 or the benefit base computed for the Annual Ratchet to age 85, as described immediately above, on each contract date anniversary.

Guaranteed minimum death benefit

Your contract provides a standard death benefit. The standard death benefit is equal to your total contributions, adjusted for any withdrawals (and any associated withdrawal charges, if applicable under your Accumulator® Series contract). Once your contract is issued, you may not change or voluntarily terminate your death benefit.

If you elect one of the enhanced death benefits , the death benefit is equal to your account value (without adjustment for any otherwise applicable negative market value adjustment) as of the date we receive satisfactory proof of the owner’s (or older joint owner’s, if applicable) death, any required instructions for the method of payment, information and forms necessary to effect payment, or your elected enhanced death benefit on the date of the owner’s (or older joint owner’s, if applicable) death, adjusted for any subsequent withdrawals (and associated withdrawal charges, if applicable under your Accumulator® Series contract), whichever provides the higher amount. See “Payment of death benefit” in your Prospectus for more information.

If you elect one of the enhanced death benefits and change ownership of the contract, generally the benefit will automatically terminate, except under certain circumstances. If this occurs, any enhanced death benefit elected will be replaced with the standard death benefit. See “Transfers of ownership, collateral assignments, loans and borrowing” in “More information” in your Prospectus for more information.

Earnings enhancement benefit (or Protection plusSM)

The Earnings enhancement benefit provides an additional death benefit as described below. Once you purchase the Earnings enhancement benefit you may not voluntarily terminate this feature.

If you elect the Earnings enhancement benefit described below and change ownership of the contract, generally this benefit will automatically terminate, except under certain circumstances. See “Transfers of ownership, collateral assignments, loans and borrowing” in “More information,” in your Prospectus for more information.

If the owner (or older joint owner, if applicable) is 70 or younger when we issue your contract (or if the spouse beneficiary or younger spouse joint owner is 70 or younger when he or she becomes the successor owner and the Earnings enhancement benefit had been elected at issue), the additional death benefit will be 40% of:

the greater of:

(i)	the account value, or

(ii)	any applicable death benefit

decreased by:

(iii)	total net contributions

For certain contracts issued from April 2002 – September 2003, in calculating the death benefit, contributions are decreased for withdrawals on a pro rata basis.

For purposes of calculating your Earnings enhancement benefit, the following applies: (i) “Net contributions” are the total contributions made (or if applicable, the total amount that would otherwise have been paid as a death benefit had the spouse beneficiary or younger spouse joint owner not continued the contract plus any subsequent contributions) adjusted for each withdrawal that exceeds your Earnings enhancement benefit earnings. “Net contributions” are reduced by the amount of that excess. Earnings enhancement benefit earnings are equal to (a) minus (b) where (a) is the greater of the account value and the death benefit immediately prior to the withdrawal, and (b) is the net contributions as adjusted by any prior withdrawals (for Accumulator® PlusSM contracts, credit amounts are not included in “net contributions”); and (ii) “Death benefit” is equal to the greater of the account value as of the date we receive satisfactory proof of death or any applicable Guaranteed minimum death benefit as of the date of death.

For Accumulator® PlusSM contracts, for purposes of calculating your Earnings enhancement benefit, if any contributions are made in the one-year period prior to death of the owner (or older joint owner, if applicable), the account value will not include any credits applied in the one-year period prior to death.

If the owner (or older joint owner, if applicable) is age 71 through 75 when we issue your contract (or if the spouse beneficiary or younger spouse joint owner is between the ages of 71 and 75 when he or she becomes the successor owner and the Earnings enhancement benefit had been elected at issue), the additional death benefit will be 25% of:

the greater of:

(i)	the account value, or

(ii)	any applicable death benefit

decreased by:

(iii)	total net contributions

For certain contracts issued from April 2002 – September 2003, in calculating the death benefit, contributions are decreased for withdrawals on a pro rata basis.

The value of the Earnings enhancement benefit is frozen on the first contract date anniversary after the owner (or older joint owner, if applicable) turns age 80, except that the benefit will be reduced for withdrawals on a pro rata basis. Reduction on a pro rata basis means that we calculate the percentage of the current account value that is being withdrawn and we reduce the benefit by that percentage. For example, if the account value is $30,000 and you withdraw $12,000, you have withdrawn 40% of your account value. If the benefit is $40,000 before the withdrawal, it would be reduced by $16,000 ($40,000 × .40) and the benefit after the withdrawal would be $24,000 ($40,000 – $16,000).

v

For contracts continued under Spousal continuation, upon the death of the spouse (or older spouse, in the case of jointly owned contracts), the account value will be increased by the value of the Earnings enhancement benefit as of the date we receive due proof of death. The benefit will then be based on the age of the surviving spouse as of the date of the deceased spouse’s death for the remainder of the contract. If the surviving spouse is age 76 or older, the benefit will terminate and the charge will no longer be in effect. The spouse may also take the death benefit (increased by the Earnings enhancement benefit) in a lump sum. See “Spousal continuation” in “Payment of death benefit” later in this Prospectus for more information.